FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January, 2003.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  February 12, 2003

Attachments:

Press Release dated January 6, 2003

Press Release dated January 17, 2003

Press Release dated January 24, 2003

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

January 6, 2003

TSX Venture Exchange:  PCF

PRESS RELEASE

SHARES FOR DEBT COMPLETION

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that it has completed the shares for debt previously announced on December 4, 2002.  The Company has issued 172,435 common shares at a deemed price of $0.18 per share to settle an outstanding debt in the amount of $31,038.42.  The shares have a four-month hold and shall not become free-trading before April 19th, 2003.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

January 17, 2003

TSX Venture Exchange:  PCF

PRESS RELEASE

SALE OF ASSET

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that they, along with their wholly owned subsidiary Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp"), have entered into an agreement in principle, subject to additional due diligence, with Venture Pacific LeaseCorp. 2003 Inc., ("VP LeaseCorp. 2003"), whereby VP LeaseCorp. 2003 will purchase all of the assets of Venture Pacific Vehicle LeaseCorp's motor vehicle lease business for a purchase price of $550,000.00.  No finder's fee is being paid with respect to this transaction.

This transaction is scheduled to close on January 22, 2003 and is subject to TSX Venture Exchange approval.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

January 24, 2003

TSX Venture Exchange:  PCF

PRESS RELEASE

COMPLETION OF SALE OF ASSET

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that their wholly owned subsidiary Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp"), has completed their agreement with Venture Pacific LeaseCorp. 2003 Inc., ("VP LeaseCorp. 2003").  VP LeaseCorp. 2003 has purchased all of the assets of Venture Pacific Vehicle LeaseCorp's motor vehicle lease business for a purchase price of $550,000.00.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.